Exhibit 12

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	2001	2000	1999	1998	1997

Income Before Income Taxes	$2,523	$3,188	$2,795	$2,326	$1,913

Add Fixed Charges:
Interest Expense	40	44	29	19	40
One-third of Rental Expense	24	24	22	19	15
Capitalized Interest	25	20	12	9	15
Total Fixed Charges	89	88	63	47	70

Less: Capitalized Interest	25	20	12	9	15
Add: Amortization of
Capitalized Interest	7	7	7	7	5

Earnings Before Income Taxes and Fixed Charges (other than Capitalized Interest)	$2,594	$3,263	$2,853	$2,371	$1,973

Ratio of Earnings to Fixed Charges	29	37	45	50	28

"Earnings" consist of income before income taxes and fixed charges (other than capitalized interest). "Fixed charges" consist of interest expense, capitalized interest and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases.